

05035495

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66148

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CWS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 CORPORATE WOODS BLVD - 4TH FLOOR
(No. and Street)

ALBANY	NY	12211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL H LANDAUER (518) 432-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GROSSMAN & GROSSMAN LLP
(Name – *if individual, state last, first, middle name*)

FOUR EXECUTIVE PARK DRIVE	ALBANY	NY	12203
(Address)	(City)	(State)	(Zip Code)



SEC MAIL PROCESSING SECTION
FEB 24 2005
WASH, D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel H. Landauer, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to CWS Securities, LLC, as of December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or member has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]   Date: 2.23.05

President and Treasurer
Title

[signature: Mary Beth Walling]
Notary Public

MARY BETH WALLING
NOTARY PUBLIC, STATE OF NEW YORK
SARATOGA CO. 01WA5056219
MY COMMISSION EXPIRES 3/4/06

CWS Securities, LLC
Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2004 and Independent Auditor's Report and Supplemental Report on Internal Control



GROSSMAN & GROSSMAN LLP - CERTIFIED PUBLIC ACCOUNTANTS - ALBANY, NEW YORK

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



GROSSMAN & GROSSMAN LLP
Certified Public Accountants
Four Executive Park Drive
Albany, New York 12203
(518) 438-3509

Independent Auditor's Report

To the Members
CWS Securities, LLC
Albany, New York

We have audited the accompanying statement of financial condition of CWS Securities, LLC (the Company) as of December 31, 2004, and the related statement of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CWS Securities, LLC at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Grossman & Grossman LLP
Certified Public Accountants

January 20, 2005

CWS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	171,784	
Deposit with clearing broker	100,008	
Referral fees receivable	2,208,512	
Prepaid expenses	4,461	
TOTAL ASSETS		2,484,765

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable	7,900	
Due to affiliate	18,700	
TOTAL LIABILITIES		26,600
MEMBERS' EQUITY		2,458,165
TOTAL LIABILITIES AND MEMBERS' EQUITY		2,484,765

The accompanying notes are an integral part of these financial statements.

CWS SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES:		
Referral fees	5,408,127	
Commissions	267,797	
Interest income	1,157	
Total Revenues		5,677,081
EXPENSES:		
Management fees paid to an affiliate	199,897	
Floor brokerage, exchange, and clearance fees	93,459	
Professional fees	26,073	
General and administrative	17,777	
Total Expenses		337,206
NET INCOME		5,339,875

The accompanying notes are an integral part of these financial statements.

CWS SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

BALANCE, January 1, 2004	118,290	
Distributions to Members	(3,000,000)	
Net Income	5,339,875	
BALANCE, December 31, 2004		2,458,165

The accompanying notes are an integral part of these financial statements.

CWS SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	5,339,875	
Net effect of changes in:		
Deposit with clearing broker	(100,008)	
Referral fees receivable	(2,208,512)	
Prepaid expenses	3,131	
Accounts payable	2,049	
Due to affiliate	18,700	
Net cash provided by operating activities		3,055,235
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members	(3,000,000)	
Net cash used in financing activities		(3,000,000)
NET INCREASE IN CASH		55,235
BALANCE AT DECEMBER 31, 2003		116,549
BALANCE AT DECEMBER 31, 2004		171,784

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware Limited Liability Company (LLC).

Use of Estimates - The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the periods presented. Actual results could differ from management's estimates.

Commission revenues - Commission revenues are derived from commissions related to agency customer transactions in equities and are recorded on a settlement date basis.

Estimated Fair-Value of Financial Instruments - The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash, deposit with clearing broker, referral fees receivable, prepaid expenses, accounts payable and due to affiliate to be reasonable estimates of fair-value.

Income Taxes - The Company is a LLC, and as such is not subject to federal income tax as federal income is allocated to its members for inclusion in the members' respective tax returns.

2. DEPOSIT WITH CLEARING BROKER

The deposit with Pershing LLC is the cash balance that is maintained to facilitate proprietary trading. This deposit also serves as a guarantee to the clearing broker in the event customers fail to settle securities trading transactions.

3. RELATED PARTY TRANSACTIONS

Meridian Capital Partners Inc. (the "Affiliate") performs certain functions for the Company pursuant to a service agreement. The Company uses the services of certain affiliate employees and uses the affiliate's office space and equipment. The Affiliate is related to the Company through its shareholders which are also the members of the Company. The Affiliate allocates these expenses to the Company in connection with services provided. For the year ended December 31, 2004, allocated expenses of $199,897 was recorded as management fees paid to an affiliate in the statement of operations. Of this amount, $18,700 was unpaid as of December 31, 2004.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is required to maintain net capital equal to the greater of $50,000 or 12.5% of aggregate indebtedness. At December 31, 2004 the Company had net capital of $245,059 which was $195,059 in excess of required net capital.

5. GUARANTEES

In connection with the retail brokerage business, the Company executes securities trades on behalf of its customers for whom it commits to settle, with the appropriate clearing brokers, trades submitted by such customers. Included in the Company's clearing agreements with its clearing brokers and is an indemnification clause that relates to instances where the Company's customers fail to settle securities transactions. In the event this occurs, the Company may be required to indemnify the clearing brokers to the extent of the net loss on such transactions. The Company stands ready to meet the obligation of its customers with respect to the securities transactions. If the customers fail to fulfill its obligation, the Company must fulfill the customers' obligation with the trade counterparty. The Company is secured by assets in the customer's account as well as any proceeds received from the securities transactions entered into by the Company on behalf of the customer. No contingent liability is carried on the statement of financial condition for these transactions as they are collateralized.

SCHEDULE I

CWS SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

MEMBERS' EQUITY		2,458,165
NON-ALLOWABLE ASSETS:		
Referral fees receivable	2,208,512	
Prepaid expenses	4,461	
Total non-allowable assets		2,212,973
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		245,192
HAIRCUTS ON SECURITIES POSITIONS		133
NET CAPITAL		245,059

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED	50,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	195,059

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited FOCUS Report, Part II, as of December 31, 2004. Therefore, no reconciliation of the two computations is deemed necessary.

SCHEDULE II

CWS SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule.



GROSSMAN & GROSSMAN LLP
Certified Public Accountants
Four Executive Park Drive
Albany, New York 12203
(518) 438-3509

Independent Auditor's Report on Internal Control Structure

To the Members of
CWS Securities, LLC
Albany, New York

In planning and performing our audit of the financial statements and supplemental schedules of CWS Securities, LLC (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Members of
CWS Securities, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Grossman & Grossman LLP
Certified Public Accountants

January 20, 2005